UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Consolidation of Ordinary Shares

On December 15, 2025, CCSC Technology International Holdings Limited (the “Company”) held an annual general meeting of shareholders of the Company (the “AGM”). During the AGM, the shareholders passed certain resolutions authorizing the following: (i) on the date when the closing market price per Class A ordinary share of a par value of US$0.0005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, every 10 issued and unissued Class A ordinary shares of a par value of US$0.0005 each and every 10 issued and unissued Class B ordinary shares of a par value of US$0.0005 each be consolidated into one Class A ordinary share of a par value of US$0.005 and one Class B ordinary share of a par value of US$0.005, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 50,000,000 shares of a par value of US$0.005 each, comprising 49,500,000 Class A ordinary shares of a par value of US$0.005 each and 500,000 Class B ordinary shares of a par value of US$0.005 each (the “First Share Consolidation”); and (ii) subsequently following the First Share Consolidation, on the date when the closing market price per Class A ordinary share of a par value of US$0.005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, every 5 issued and unissued Class A ordinary shares of a par value of US$0.005 each and every five issued and unissued Class B ordinary shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.025 and one Class B ordinary share of a par value of US$0.025, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 10,000,000 shares of a par value of US$0.025 each, comprising 9,900,000 Class A ordinary shares of a par value of US$0.025 each and 100,000 Class B ordinary shares of a par value of US$0.025 each.

On December 29, 2025, the board of directors of the Company passed certain resolutions to approve the First Share Consolidation.

Reason for the Share Consolidation. The First Share Consolidation was implemented so that the Company can expeditiously meet the continued listing standard of the Nasdaq Stock Market (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2), and to mitigate the risk of the Company being delisted from the Nasdaq. The Company has until June 15, 2026 to regain compliance with Nasdaq Listing Rule 5550(a)(2).

Effective Date; Symbol; CUSIP Number. The effective date of the First Share Consolidation is January 23, 2026 (the “Effective Date”), which date was reflected on the Nasdaq marketplace at the opening of business on such date, whereupon the Company’s Class A ordinary shares began trading on a post-consolidation basis. The Company’s Class A ordinary shares continue to trade on Nasdaq under the same symbol “CCTG” with a new CUSIP Number, G1993R118.

Adjustment; No Fractional Shares. On the Effective Date, the number of the Company’s ordinary shares held by each shareholder was converted into the number of ordinary shares held by such shareholder immediately prior to the First Share Consolidation divided by ten (10), with any resulting fractional shares rounded up to the whole number of shares.

Non-Certificated Shares. Shareholders who hold their ordinary shares in electronic form at brokerage firms did not have to take any action, as the First Share Consolidation was automatically reflected in their brokerage accounts.

Authorized Shares. On the Effective Date, the Company’s authorized ordinary shares were consolidated at the ratio of ten-for-one, and the authorized share capital of the Company became US$250,000 divided into 49,500,000 Class A ordinary shares of par value US$0.005 each and 500,000 Class B ordinary shares of par value US$0.005 each.

Capitalization. As of January 22, 2026, the Company had 39,134,950 ordinary shares issued and outstanding, composed of 34,134,950 Class A ordinary shares and 5,000,000 Class B ordinary shares. As a result of the First Share Consolidation, upon the Effective Date, there were approximately 3,913,495 ordinary shares issued and outstanding, composed of approximately 3,413,495 Class A ordinary shares and 500,000 Class B ordinary shares (subject to the adjustment of rounding fractional shares into additional whole shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

Date: January 23, 2026	By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer